Gian-Michele a Marca
(415) 693-2148
gmamarca@cooley.com

August 3, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, DC 20549

Attention: Matt Franker

RE:	Ad. Venture Partners, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed August 3, 2007 File No. 333-142319

Ladies and Gentlemen:

On behalf of our client, Ad.Venture Partners, Inc. (“Ad.Venture” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Ad.Venture’s Amendment No. 4 to its Registration Statement on Form S-4 (File No. 333-142319) (“Amendment No. 4”), and are providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 2 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2007 (“Amendment No. 2”).

Amendment No. 4 is being filed in response to your letter dated July 23, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 2 (the “July 23 Comment Letter”) and your letter dated August 2, 2007, setting forth the comments of the Staff regarding our proposed United States and Canadian tax opinions and revised United States and Canadian tax disclosure (the “August 2 Comment Letter”) that Ad.Venture filed as correspondence on August 1, 2007. This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of each of the July 23 Comment Letter and the August 2 Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 4.

July 23 Comment Letter

General

Certain Other Interests in the Arrangement, page 19

1.
Please explain the business purpose of the $10 million loan from Laurus to a special purpose corporation for the purpose of purchasing shares of AVP common stock. Clarify what will happen to the Ad.Venture common stock purchased with these funds upon maturity of the note and completion of the arrangement. If Laurus will receive the common stock upon payment of the note, please explain why Laurus does not directly purchase the common stock. We note 180 Connect will reimburse the expenses incurred in connection with the special purpose corporation. Please direct us to the agreement filed as an exhibit that contains the terms and conditions related to this transaction. Fully describe other commitments of 180 Connect with regard to this transaction. Explain your consideration of this transaction pursuant to FIN 46R and other accounting guidance, including whether you determined the entity is a variable interest entity and, if so, how you analyzed the entity's expected losses and expected residual returns.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T:(415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker
August 3, 2007
Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 30, 53 and 137. We supplementally note that 180 Connect’s agreement to reimburse approximately $25,000 in expenses incurred in connection with the establishment of the special purpose corporation is pursuant to an oral agreement. We further supplementally note that we have evaluated the transaction pursuant to FIN 46R and determined that although the special purpose corporation appears to meet the definition of a variable interest entity, neither 180 Connect nor Ad.Venture appear to be the primary beneficiary as neither company would absorb a majority of the entity's expected losses, or receive a majority of its expected returns. On the earlier of August 31, 2007 and the completion of the arrangement, the note matures and is repayable by delivery of all Ad.Venture common stock and other assets held by the special purpose corporation. As 180 Connect and Ad. Venture are not contractually obligated to make payments to Laurus or guarantee the value of the Ad.Venture shares purchased under make-whole provisions, Laurus bears the risk relating to any volatility of the shares acquired by the special purpose corporation, and would absorb the majority of the expected losses and receive the majority of its expected returns. On consummation of the arrangement, neither 180 Connect nor Ad.Venture have any obligation for any subsequent deterioration, if any, in the Ad.Venture shares held by the special purpose corporation or are required to fund any liabilities of the special purpose corporation. Although 180 Connect has agreed to reimburse up to $25,000 of expenses incurred in connection with the establishment of the special purpose corporation, 180 Connect and Ad.Venture do not have any contractual obligations to pay any further expenses incurred by the special purpose corporation including but not limited to interest on the note. Therefore, although the special purpose corporation appears to be a variable interest entity under FIN 46R, it appears that Laurus is the primary beneficiary and as a result neither 180 Connect nor Ad.Venture would be required to consolidate the special purpose corporation. We have concluded that the existence of the special purpose corporation has no impact on the pro forma financial statements or the note disclosures to the financial statements included in the Registration Statement.

Opinions of New Century Capital, page 53

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T:(415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker
August 3, 2007
Page Three

July 2, 2007 Opinion, page 58

2.
We note that although the financial projections used in each opinion's discounted cash flow analysis were the same, New Century Capital reviewed "other information, financial studies, analyses and investigations" in rendering its July 2, 2007, opinion. Please elaborate on the nature of these additional materials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 59.

Discounted Cash Flow Analysis, page 63

3.	Please revise the weighted average cost of capital disclosed in next to last sentence in the second paragraph under this heading.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63.

Material U.S. Federal Income Tax Consequences of the Arrangement, page 64
Consequences of the Arrangement for U.S. Holders, page 66

4.
Delete the statement from the concluding paragraph under this heading that the disclosure under this heading "is for general information only . . . ." Similarly revise the language in the Joint Tax Election paragraph under 180 Connect Shareholders Resident in Canada on page 72.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 72.

Exhibits

5.
Please provide a revised consent of New Century Capital Partners that reflects its consent to the summarization and inclusion of its July 2 opinion. Refer to Rule 436(a) of Regulation C and paragraph 6S to the Securities Act Sections of the March 1999 Supplement to our Manual of Publicly Available Telephone Interpretations.

Response: In response to the Staff’s comment, the Company has filed Exhibit No. 23.4.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T:(415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker
August 3, 2007
Page Four

August 2 Comment Letter

Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares, Attachment A

1.
We note your proposed response to comment 2 of our letter dated July 30, 2007. Please note that because Cooley Godward is providing a short form tax opinion, the prospectus disclosure must clearly state that, with respect to the material U.S. federal income taxes discussed therein, such disclosure constitutes the opinion of Cooley Godward. Qualifying the prospectus disclosure as a "summary," "accurate description," "description," or words of similar effect is inappropriate where a short form tax opinion has been provided. It is not sufficient for counsel to opine on the quality of the summary. Accordingly, we reissue prior comment 2.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69.

2.
It is unclear whether the first sentence under this heading, indicating counsel's opinion as to "the following" includes material tax consequences addressed under different headings in Attachment A. Please revise the statement at the beginning of this section to list the sections constituting the tax opinion of Cooley Godward or, alternatively, revise the discussion of each material tax consequence to specifically state that such consequence is the opinion of Cooley Godward.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69.

3.
Please confirm that the proposed tax opinion provided as Attachment A includes the opinion of counsel as to the material U.S. federal tax consequences of a voluntary exchange of the exchangeable shares initiated by the security holder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69.

4.
We note your proposed response to comment 3 of our letter dated July 30, 2007. Please revise the statement "it is not possible to determine whether the exchangeable shares ... will be treated as shares of Purchaser stock or shares of Ad.Venture common stock" to clarify that counsel is unable to express an opinion with respect to this issue.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T:(415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker
August 3, 2007
Page Five

5.
Please also revise to provide the opinion of counsel, rather than Ad.Venture, with respect to whether the exchangeable shares will be treated as shares of a passive foreign investment company. If counsel is unable to express an opinion with respect to this matter, the disclosure should be revised to state this fact, to briefly explain why counsel is unable to opine, and to discuss the possible alternatives and risks to investors of each possible tax consequence.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69.

Opinion of McCarthyTetrault LLP

6.	We note your response to comment 5 of our letter dated July 30, 2007. Please revise the second paragraph on page 2 to conform with prior comment 5.

Response: In response to the Staff’s comment, please see Exhibit 8.2.

Please do not hesitate to contact me at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or Amendment No. 4.

Sincerely,

/s/ Gian-Michele a Marca

Gian-Michele a Marca

cc:	Howard S. Balter, Chairman and Chief Executive Officer, Ad.Venture Partners, Inc. Scott Marcus, Esq., Cooley Godward Kronish llp, counsel to issuer

1048589 v6/SF

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T:(415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM